UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No.

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the Matter of

Gabelli ETFs Trust

Gabelli Funds, LLC

G.distributors, LLC

One Corporate Center

Rye, NY 10580-1422

Please send all communications regarding this Application to:

Agnes Mullady	Michael R. Rosella
Gabelli Funds, LLC	Paul Hastings LLP
One Corporate Center	200 Park Avenue
Rye, NY 10580-7724	New York, NY 10166
(914) 921-8371	(212) 318-6800

Page 1 of 8 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on May 22, 2019

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Gabelli ETFs Trust Gabelli Funds, LLC G.distributors, LLC File No.	Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

I.	SUMMARY OF APPLICATION

In this application, Gabelli ETFs Trust, (“Trust”), Gabelli Funds, LLC (“Adviser”), and G.distributors, LLC (“Distributor”) (collectively, the “Applicants”) apply for and request an order under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of ActiveSharesSM ETFs (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the ActiveSharesSM ETFs listed in Appendix A (the “Initial Funds”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) operates as an ActiveSharesSM ETF as described in the Reference Order and (c) complies with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein (each such company or series and any Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

[1]	Precidian ETFs Trust, et al., Investment Company Act Rel. Nos. 33440 (April 8, 2019) (notice) and 33477 (May 20, 2019) (order).

[2]	All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.

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II.	APPLICANTS

A. The Trust

The Trust is a Delaware statutory trust organized under the laws of the Delaware and will consist of one or more series operating as ActiveSharesSM ETFs. The Trust will be registered with the Commission as an open-end management investment company under the Act.

B. The Adviser

The Adviser will be the investment adviser to the Initial Funds. The Adviser is a New York limited liability company with its principal place of business in New York. The Adviser is, and any other Adviser will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has entered into, or anticipates entering into, a licensing agreement with Precidian Funds LLC, or an affiliate thereof, in order to offer ActiveShares ETFs.3

Subject to approval by the Fund’s board of trustees, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Distributor is a Delaware limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•	With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•	With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

•	With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

[3]	Aspects of the Funds are covered by intellectual property rights, including but not limited to that which are described in one or more patent applications.
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IV.	NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

Gabelli ETFs Trust

By:	/s/ Agnes Mullady
Name: Agnes Mullady
Title: Trustee

Gabelli Funds, LLC

By:	/s/ Agnes Mullady
Name: Agnes Mullady
Title: Vice President

G.distributors, LLC

By:	/s/ Agnes Mullady
Name: Agnes Mullady
Title: Chief Executive Officer

 Dated: May 22, 2019

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Resolutions of Gabelli ETFs Trust

(as adopted May 21, 2019)

RESOLVED:

That the Trust be, and it hereby is, authorized to prepare and file with the SEC an application for an exemptive order (“Order”), and any and all amendments thereto, pursuant to section 6(c) of the Investment Company Act of 1940, granting an exemption from sections 2(a)(32), 5(a)(1), and 22(d) of the Act and rule 22c-1 under the Act, pursuant to sections 6(c) and 17(b) of the Act from section 17(a) of the Act and pursuant to section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

RESOLVED:

That any and all actions previously taken in connection with the preparation and filing with the SEC of an application for the Order, and any and all amendments thereto, pursuant to section 6(c) of the Investment Company Act of 1940, granting an exemption from sections 2(a)(32), 5(a)(1), and 22(d) of the Act and rule 22c-1 under the Act, pursuant to sections 6(c) and 17(b) of the Act from section 17(a) of the Act and pursuant to section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act be, and they hereby are, ratified.

RESOLVED:

That each initial Trustee and officer of the Trust be, and hereby is, authorized to take any and all actions as are reasonable or necessary to obtain the Order.

RESOLVED:

That each initial Trustee and officer of the Trust be, and hereby is, authorized and directed to do and perform any and all further acts and things which are necessary or appropriate to carry out the foregoing resolutions.

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Authorization Rule 0-2(c)(1)

Authorization of Gabelli Funds, LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Gabelli Funds, LLC have been taken, and that as the Vice President thereof, she is authorized to execute and file the same on behalf of Gabelli Funds, LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Gabelli Funds, LLC

By: /s/ Agnes Mullady

Name: Agnes Mullady

Title: Vice President

Authorization of G.distributors, LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by G.distributors, LLC have been taken, and that as the Chief Executive Officer thereof, she is authorized to execute and file the same on behalf of G.distributors, LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

G.distributors, LLC

By: /s/ Agnes Mullady

Name: Agnes Mullady

Title: Chief Executive Officer

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Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of, Gabelli ETFs Trust; that she is the sole Trustee of such entity; and that all actions taken by the officers or other persons necessary to authorize deponent to execute and file such instrument this 22nd day of May, 2019, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Agnes Mullady
Name: Agnes Mullady
Title: Trustee

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of, Gabelli Funds, LLC; that she is the Vice President of such company; and that all actions taken by the officers or other persons necessary to authorize deponent to execute and file such instrument this 22nd day of May, 2019, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Agnes Mullady
Name: Agnes Mullady
Title: Vice President

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Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of, G.distributors, LLC; that she is the Chief Executive Officer of such entity; and that all actions taken by the officers or other persons necessary to authorize deponent to execute and file such instrument this 22nd day of May, 2019, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/Agnes Mullady
Name: Agnes Mullady
Title: Chief Executive Officer

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APPENDIX A

Initial Funds

GAMCO Growth Fund

The Fund’s primary investment objective is to seek to provide capital appreciation, and current income is a secondary objective. The Fund will primarily invest in common stocks. The Fund focuses on securities of companies which appear to have favorable, yet undervalued, prospects for earnings growth and price appreciation. The Fund’s investment adviser, Gabelli Funds, LLC, invests the Fund’s assets in companies which the portfolio manager believes have above average or expanding market shares, profit margins, and returns on equity. The investment adviser will sell any Fund investments that lose their perceived value when compared with other investment alternatives in the judgment of the portfolio manager.

Gabelli Financial Services Fund

Under normal market conditions, the Fund invests at least 80% of the value of its net assets, in the equity securities of companies principally engaged in the group of industries comprising the financial services sector. The Fund typically invests in the common stocks of such companies (including indirect holdings of common stock through depositary receipts), but may also invest in other equity securities, such as preferred stocks and convertible securities in accordance with the foregoing 80% policy.

Gabelli Small Cap Growth Fund

The Fund seeks to provide a high level of capital appreciation. Under normal market conditions, the Fund invests at least 80% of its net assets in equity securities of companies that are considered to be small companies at the time the Fund makes its investment. The Fund invests primarily in the common stocks of companies which Gabelli Funds, LLC, the Fund’s investment adviser, believes are likely to have rapid growth in revenues and above average rates of earnings growth. The investment adviser currently characterizes small capitalization companies for the Fund as those with total common stock market values of $3 billion or less at the time of investment.

Global Small & Mid Cap Fund

The Fund’s investment objective is long term capital growth. Under normal market conditions, the Fund invests at least 80% of its total assets in equity securities of companies with small or medium-sized market capitalizations (“small-cap” and “mid-cap” companies, respectively), and, under normal market conditions, invests at least 40% of its total assets in the equity securities of companies located outside the United States and in at least three countries.

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Gabelli Micro Cap Fund

The Fund seeks to provide long term capital appreciation by investing primarily in micro-capitalization equity securities that have a market capitalization (defined as shares outstanding times’ current market price) of $250 million or less at the time of Fund’s initial investment.

Gabelli ESG Fund

The Fund’s investment objective is capital appreciation. The Fund seeks to achieve its objective by investing substantially all, and in any case no less than 80%, of its assets in common and preferred stocks of companies that meet the Fund’s guidelines for social responsibility at the time of investment. Under normal market conditions, the Fund invests its assets in stocks that are listed on a recognized securities exchange or similar market, such as the National Market System of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

Gabelli Asset Fund

The Fund primarily seeks to provide growth of capital. The Fund will primarily invest in common stocks and preferred stocks. The Fund focuses on companies which appear underpriced relative to their private market value (“PMV”). PMV is the value the Fund’s investment adviser, Gabelli Funds, LLC investment adviser, believes informed investors would be willing to pay for a company.

Gabelli Artemis Fund

The Gabelli Artemis Fund seeks to provide growth of capital. The Fund will invest primarily in common stocks and preferred stocks. The Fund will focus on companies which exemplify the inclusion of women in leadership roles, including, but not limited to, women on the Board of Directors and in key management positions.

Gabelli Equity Income Fund

The Gabelli Equity Income Fund seeks to provide a high level of total return on assets with an emphasis on income. The Fund will seek to achieve its investment objective through a combination of capital appreciation and current income by investing, under normal market conditions, at least 80% of its net assets in income producing equity securities. Income producing equity securities include, for example, common stock, preferred stock, and convertible securities. In making stock selections, Gabelli Funds, LLC, the Equity Income Fund’s investment adviser, looks for securities that have a better yield than the average of the Standard and Poor’s 500 Index (the “S&P 500 Index”), as well as capital gains potential.

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Gabelli Convertible Securities Fund

The Fund seeks to provide a high level of current income as well as long term capital appreciation. The Fund invests, under normal circumstances, at least 80% of its net assets in convertible securities, and in derivatives and other instruments that have economic characteristics similar to such securities. The Fund may invest in securities of any market capitalization or credit quality, and may from time to time invest a significant amount of its assets in securities of smaller companies.

Comstock Strategy Fund

The Fund’s investment objective is to seek to maximize total return, consisting of capital appreciation and current income. The Fund follows a value oriented strategy and seeks to achieve its investment objective by investing in equity and debt securities, money market instruments, and derivatives. The Fund may invest in, and may shift frequently among, a wide range of asset classes and market sectors. Thus, during the course of a business cycle, for example, the Fund may invest solely in equity securities, debt securities, or money market instruments, or in a combination of these classes of investments. As a result, Gabelli Funds, LLC has considerable flexibility in selecting the types of investments and market sectors for investment of the Fund’s assets and is not required to maintain any minimum portion of the Fund’s assets in any particular asset class. The Fund may use either long or short positions in pursuit of its investment objective.

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